希慎興業有限公司
Hysan Development Company Limited

Hysan希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5139
Direct Fax : 2577 5219
E-mail : peggy.lam@hysan.com.hk

03 MAR 19 AM 7:21

Our Ref : SEC/PPL/AR2002-USSEC/L085-03py
Your Ref :

12 March 2003

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corpor[redacted]
Mail Stop 3-7
Washington D.C. 20549

03007814

SUPPL

Dear Sirs

Hysan Development Company Limited, Exemption No. 82-1617

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Preliminary Announcement for the year ended 31 December 2002 dated 11 March 2003

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Peggy Lam

Peggy Lam
Assistant Company Secretary

PROCESSED
APR 10 2003
THOMSON FINANCIAL

4/7

Enc.

Hysan 希慎

Hysan Development Company Limited 希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap 32 with limited liability)

2002 FINAL RESULTS

- Achieved strong occupancy: office 95%, retail 96%
- Strong balance sheet with maturity profile further strengthened
- Asset enhancement programme: re-launch of Bamboo Grove residential property well-received; works on Caroline Centre retail podium commenced

CHAIRMAN'S STATEMENT

Results

The property investment sector, like the rest of the Hong Kong economy, experienced another challenging year in 2002. In this context, I am pleased to report that the overall occupancy levels throughout the Group's commercial property portfolio remained strong during the review year (office: 95%, retail: 96%).

Net profit for the year ended 31 December 2002 was HK$543.9 million, 9.4% lower than in 2001 (HK$600.3 million). The fall in gross rental income (2002: HK$ 1,229.6 million; 2001: HK$1,351.9 million) was largely attributable to negative rental reversions and the upgrading renovation works at the Bamboo Grove residential property. If Bamboo Grove is excluded, the fall in gross rental income was 4.9%.

Earnings per share were HK52.66 cents, a decrease of 9.6% (HK58.26 cents for the same period in 2001).

The Group's investment property portfolio, as valued externally by independent professional valuers, was HK$24,841 million as at 31 December 2002 (2001: HK$26,639 million). Largely due to the net valuation deficit, shareholders funds at 2002 year-end were HK$19,087 million, compared to HK$ 21,267 million in 2001. Net asset value per share (before final dividend) decreased by 10.5% to HK$18.45.

Detailed commentary on our performance and assets valuation are set out in Operating Review and Financial Review below.

Dividends

The Board recommends the payment of a final dividend of HK26.5 cents per share, which together with the interim dividend of HK10 cents per share, represents an aggregate distribution of HK36.5 cents per share, a decrease of 3.9% for the year. Subject to shareholder approval, the final dividend will be payable in cash with a scrip dividend alternative. Details on the payment of final dividend, including the scrip dividend arrangements, are set out in "Supplemental Information" below.

A challenging year

The past year remained a difficult one for the Hong Kong economy generally.

We regard it of paramount importance that we keep a clear focus amidst the challenging environment. Our goal is to continue investing in areas which will enhance our asset value and underlying competitiveness. As a property investment company, we look clearly beyond leasing as our key activity. Our objective is asset management: we constantly ask ourselves how to put our properties to the highest and best use. This involves developing a building, leasing, managing as well as servicing it, and most important of all, constantly reviewing and assessing it within its particular market segment, and following up with appropriate enhancement programmes including market re-positioning and upgrades.

In addition to having achieved strong occupancy rates, we have further enhanced the asset value of our portfolio during the year. We completed the market repositioning of our Bamboo Grove residential property, which was well-received by the market. Upgrades have been completed for some of our other buildings.

We further improved our property service levels and our operating efficiency generally.

Our balance sheet remains strong with our maturity profile further strengthened.

Details of these initiatives and the progress we made in implementing our strategic principles, are further discussed in the Operating Review and Financial Review below.

Corporate Governance and Financial Transparency

A commitment to good corporate governance and financial transparency has always been a clear element of our management philosophy. I am pleased that our efforts in this area are being recognized, with our board having been elected Directors of the Year by the Hong Kong Institute of Directors. General progress we made in these areas are set out in the "Corporate Governance Statement" in the Annual Report.

Social Responsibility

Hysan is committed to playing its role as a responsible corporate citizen. Additional information on our policies in this area can be found in the Annual Report.

Directors and Staff

Our Company owes much to its supportive Board of Directors and I would like to thanks them for their wise counsel. Dr. Victor K. K. Fung, having served on the board since 1998, gave notice that he would not stand for re-election as at the forthcoming general meeting to be held in May. The Board is greatly indebted to Dr. Fung for his invaluable guidance and contribution to the success of Hysan.

It is important that any organization which is facing a challenging environment has a combination of experience and skills. The Company has been further strengthened by the appointment of Michael T.H. Lee as Chief Operating Officer as from June 2002. My thanks go to our staff for their hard work and all they have achieved over the very challenging year, while extending my welcome to new executives who bring different skills and thinking to the Group.

The Future

At the strategic level, our aim is to operate a property investment company of choice, capable of delivering attractive returns for investors.

Looking into 2003, works have commenced for a market repositioning of the retail podium of Caroline Centre. We are committed to further enhancing our portfolio value generally.

Of course, we are not immune from economic or financial pressure outside our control. Current global political and general economic uncertainties may continue to adversely impact the Hong Kong economy. Well-judged management decisions, implementation and risk management will thus be as important as ever. I am confident that we have, as demonstrated in the year under review, a clear focus as well as the financial and management capabilities to face these challenges.

OPERATING REVIEW

We have had an active year, making further progress in implementing the strategic principles mapped out two years ago. Market conditions continued to be challenging, but our underlying strategic principles remained the same. In summing up the work of the past year, we have followed these general directions:

- Optimize occupancy levels across the portfolio (achieved: office: 95%; retail: 96%)
- Maximize tenant retention through the provision of superior customer-focused services and enhancement of our properties
- Diligently pursuing leasing opportunities by closely managing lease renewals and securing new leases

- Seek asset enhancements: completed market repositioning of Bamboo Grove and renovations of One Hysan Avenue. Improvement works for Leighton Centre and Sunning Court are in progress; with works commenced for repositioning the retail podium of Caroline Centre in March 2003

- Aggressively pursuing revenue generation opportunities by stepping up carpark marketing and leasing

- Maximize operating efficiency: set clear benchmarks for property services; promoted energy efficiency. Also further enhanced credit control measures and kept rental arrears at a very low level. In progress in implementing an enterprise resource planning system to enhance administrative efficiency generally.

Portfolio Activities

Investment Properties

- **Office**

  Market Overview

  The office market continued to be soft in the light of the overall economic conditions, leading to weakening rentals. Better-quality buildings under single ownership, particularly in prime locations with no major new supply remain better market-performers.

  Our performance

  In this context, Group achieved a high occupancy rate of 95% at year end 2002. This reflects the effectiveness of measures that we have put in place to maximize tenant retention. We closely monitor lease renewals and pursue advance leasing negotiations with tenants. In this way, we minimize vacancy levels and the associated disruption to a stable rental income stream.

- **Retail**

  Market Overview

  While the general economy and consumer confidence remained weak, the retail sector had some support from increased tourist arrivals. Retail rentals in prime locations, like Causeway Bay, continue to be firm. Shopper's preference for an attractive shopping environment with a diversity of shopping as well as leisure activities became even more distinct. The trend for large-scale flagship stores also continued.

  Our performance

  Our retail portfolio achieved a 96% occupancy rate at year end 2002. We made further progress in furthering our objective to create in our retail portfolio an attractive environment for dining, shopping and recreation. During the year, a hub of specialty food and beverage outlets was successfully established. We also continued our efforts to refine the tenant mix in our portfolio generally.

The planned market repositioning of Caroline Centre in 2003 to capitalize its synergy with the high-end Lee Gardens shopping centre is another step to further grow our retail portfolio. Works commenced in March 2003.

- **Residential**

Market Overview

Leasing activities in the luxury residential market remained to be weak. Relocating activities were more active, with tenants taking advantage of the market environment to relocate to better-quality premises given the same budget. The general downward rental pressure was particularly felt in multi-owned developments with some individual owners having been more willing to offer incentives.

Our performance

The re-launch of the repositioned Bamboo Grove which commenced during the second part of 2002 was well received by the market, and we were particularly encouraged by the success in capturing a good market share of new expatriate arrivals in Hong Kong. We continue to focus on expatriate tenants, with a strong tenant base drawn from multi-national corporations engaged in a diversity of activities.

Development Properties

- **Shanghai**

The Grand Gateway

The retail podium of the Phase I joint-venture development achieved high occupancy. This multi-level retail complex in Puxi offers a fascinating one-stop shopping and dining destination for people of all age groups.

- **Singapore**

Sales of the three joint venture residential developments were continuing, amidst generally slow market conditions in Singapore. The Group has 10% interest in Sanctuary Green and the Gardens at Bishan, and 25% interest in Amaryllis Ville.

Property Services

At Hysan, we see completion of a lease as just the beginning of a long-term partnership. We have always managed our properties ourselves in furtherance of this partnership objective.

We further enhanced our service levels during the year. A system of tenant service levels was piloted in selected buildings, which will be introduced to our portfolio generally during the first-half of 2003. Energy efficiency measures were also introduced to enhance operating effectiveness without compromising services.

Capital Improvement Projects

As a continuous process to enhance long-term value, management undertake regular reviews of building performance and, based on experience and market knowledge, assess the future opportunities for our properties. Appropriate capital improvement projects, including refurbishment, renovation, upgrading of building facilities and market re-positioning initiatives are recommended and implemented.

The year saw the completion and market repositioning of Bamboo Grove. We also finalized design plans for the renovations and market re-positioning of the retail podium of Caroline Centre, with works scheduled to be carried out between March to October 2003.

In addition, we completed refurbishment of the building exterior for One Hysan Avenue. Improvement works had also commenced for Sunning Court which include re-tiling of external walls and renovating the main lobby; and for upgrading the building exterior and building facilities of Leighton Centre.

SUPPLEMENTAL INFORMATION

Corporate Governance

The Company is committed to a high standard of corporate governance. The Company had complied with the Code of Best Practice as set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the year. Further information on the Company's corporate governance practices is set out in the Annual Report.

The Accounts for the year have been reviewed by the Audit Committee of the Board.

Purchase, Sale or Redemption of the Company's Listed Shares

During the year, neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

People

The Group aims to attract, retain and motivate high calibre individuals committed to attaining our objectives. The total number of employees as at 31 December 2002 was 550. The Group's human resources practices are aligned with our corporate objective so as to maximize shareholder value and achieve growth. Details on our human resources policy, including performance measurement and reward, training and development are set out in the Annual Report.

Scrip Dividend Arrangement

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about Tuesday, 20 May 2003. The scrip dividend alternative is conditional upon (1) the shareholders' approval of the 2002 final dividend at the Company's Annual General Meeting and (2) the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of the listing of and permission to deal in the new shares to be issued pursuant thereto.

Closure of Register of Members

The share register will be closed from Friday, 9 May 2003 to Tuesday, 13 May 2003, both dates inclusive. In order to qualify for the proposed final dividend, all transfer documents accompanied by the relevant share certificates, must be lodged with the Company's Registrars not later than 4:00 p.m. on Wednesday, 7 May 2003. The final dividend will be paid on or about Friday, 13 June 2003.

By order of the Board
Peter T. C. Lee
Chairman and Managing Director

Hong Kong, 11 March 2003

HIGHLIGHTS

Consolidated Income Statement

	Notes	Year ended 31 December 2002 HK$'000	2001 HK$'000
Turnover	1	**1,233,398**	1,355,450
Property expenses		**(235,841)**	(223,598)
Cost of property sales		**(50)**	—
Gross profit		**997,507**	1,131,852
Impairment loss (arising) reversed in respect of investments in securities		**(800)**	6,225
Other operating income		**15,908**	18,557
Release of negative goodwill arising on acquisition of additional interest in a subsidiary		**60**	60
Administrative expenses		**(85,836)**	(89,956)
Profit from operations	2	**926,839**	1,066,738
Finance costs		**(220,553)**	(314,428)
Gain on disposal of an associate		**—**	33,531
Impairment loss arising in respect of interests in associates		**(10,064)**	(4,880)
Share of results of associates		**143**	(2,338)
Profit before taxation		**696,365**	778,623
Taxation	3	**(97,903)**	(114,903)
Profit after taxation		**598,462**	663,720
Minority interests		**(54,588)**	(63,377)
Net profit for the year		**543,874**	600,343
Dividends	4	**377,529**	391,598
Earnings per share	5		
Basic		**HK52.66 cents**	HK58.26 cents
Diluted		**HK52.66 cents**	HK58.24 cents

Condensed Consolidated Balance Sheet

	At 31 December	
	2002	2001
	HK$'000	*HK$'000*
Non-Current Assets	**26,457,853**	28,523,841
Current Assets	**97,324**	98,751
Current Liabilities	**(1,282,220)**	(2,562,558)
Net Current Liabilities	**(1,184,896)**	(2,463,807)
Total Assets Less Current Liabilities	**25,272,957**	26,060,034
Non-Current Liabilities	**(5,309,593)**	(3,831,017)
	19,963,364	22,229,017
Minority Interests	**(876,388)**	(962,092)
	19,086,976	21,266,925
Capital and Reserves		
Share Capital	**5,173,084**	5,156,516
Other Reserves	**10,166,875**	12,529,737
Accumulated Profits	**3,747,017**	3,580,672
	19,086,976	21,266,925

Notes:

1. TURNOVER

	2002	2001
	HK$'000	*HK$'000*
Turnover comprises:		
Gross rental income from properties	**1,229,599**	1,351,892
Income from property sales	**1,550**	—
Management fee and security service income	**2,249**	3,558
	1,233,398	1,355,450

As the Group's turnover is derived principally from rental income and wholly in Hong Kong, no segment financial analysis is provided.

2. PROFIT FROM OPERATIONS

	2002 HK$'000	2001 HK$'000
Profit from operations has been arrived at after charging (crediting):		
Staff costs	**115,331**	109,359
Depreciation	**4,793**	6,029
Auditors' remuneration	**1,629**	1,636
Rental income arising from operating leases less out-goings	**(996,702)**	(1,131,580)
Dividends from		
- listed investments	**(3,145)**	(8,612)
- unlisted investments	**(7,367)**	(5,796)
Interest income	**(4,842)**	(3,749)
Gain on property sales	**(1,500)**	—

3. TAXATION

	2002 HK$'000	2001 HK$'000
The charge comprises:		
Hong Kong Profits Tax		
- for the year	**106,703**	114,799
- (over)underprovision in prior years	**(10,095)**	104
	96,608	114,903
Deferred taxation	**1,295**	—
Taxation attributable to the Company and its subsidiaries	**97,903**	114,903

Hong Kong Profits Tax is calculated at 16% (2001: 16%) of the estimated assessable profit for the year.

At the balance sheet date, the deferred taxation provided represents the tax effect of timing differences because of excess of tax allowances over depreciation.

A deferred tax asset has not been recognised in the financial statements in respect of tax losses available to offset future profits as it is not certain that the tax losses will be utilised in the foreseeable future.

Deferred taxation has not been provided on the surplus arising on the valuation of investment properties, land and buildings and investments in securities because profits arising on the disposal of these assets would not be subject to taxation. Accordingly, the surplus arising on valuation does not constitute a timing difference for taxation purposes.

4. DIVIDENDS

	2002 *HK$'000*	2001 *HK$'000*
Ordinary shares:		
Interim dividend, paid - HK$0.10 per share (2001: HK$0.10)	**103,355**	102,833
Final dividend, proposed - HK$0.265 per share (2001: HK$0.28)	**274,174**	288,765
	377,529	391,598

5. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	2002 *HK$'000*	2001 *HK$'000*
Earnings for the purposes of basic and diluted earnings per share (net profit for the year)	**543,874**	600,343
	'000	*'000*
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,032,758**	1,030,485
Effect of dilutive potential ordinary shares:		
Share options	**—**	358
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,032,758**	1,030,843

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the fair value per share.

6. TRANSFER TO/(FROM) RESERVES

	2002 HK$'000	2001 HK$'000
Share Premium		
Premium on issue of shares pursuant to scrip dividend scheme	**10,199**	30,847
Share issue expenses	**(10)**	(31)
Investment Property Revaluation Reserve		
Deficit on revaluation of investment properties	**(2,158,317)**	(1,972,248)
Deficit on revaluation of investment properties shared by minority shareholders	**86,600**	131,703
Realisation on disposal of investment properties transferred to income statement	**(1,492)**	—
Investment Revaluation Reserve		
Unrealised loss on investments in other securities	**(284,395)**	(566,708)
Asset Revaluation Reserve		
Deficit on revaluation of land and buildings	**(856)**	(2,823)
Capital Reserve		
Reversed on disposal of an associate	**—**	1,133
Translation Reserve		
Reversed on disposal of an associate	**—**	12,736
Capital Redemption Reserve		
Share repurchased and cancelled	**—**	34,820
Dividend Reserve		
Amount set aside for dividends	**377,529**	391,598
Dividends paid	**(392,120)**	(422,211)
Accumulated Profits		
Nominal value of share repurchased transferred to Capital Redemption Reserve	**—**	(34,820)
Premium on shares repurchased	**—**	(29,500)

Financial Review

Consolidated profit and loss account

Rental income

The Group's gross rental income of HK$1,229.6 million was 9.0% lower year-on-year mainly because of negative rental reversions and high vacancy at Bamboo Grove due to renovation for repositioning. Excluding the impact of Bamboo Grove, the rental fall was 4.9%.

Operating expenses

Property expenses increased by 5.5% to HK$235.8 million year-on-year largely due to the significant increase in utilities and insurance expenses which are largely out of the Group's control, and higher marketing expenses associated with active leasing activities, in particular for the repositioning of Bamboo Grove. The higher property expenses were partly offset by a 4.6% decrease in administration expenses to HK$85.8 million due to cost reduction.

Financial expenses

Further helping with cost reduction was a substantial 30.6% year-on-year decrease in net financial expenses to HK$215.7 million, despite relatively stable debt level, as the Group was able to take advantage of Hong Kong's prevailing low interest rates.

Profit attributable to shareholders

The Group's profit attributable to shareholders for the year ended 31 December 2002 decreased by 9.4% year-on-year to HK$543.9 million (recurring profit decreased by 4.1% as 2001's result included a gain on disposal of an associate of HK$33.5 million). Earnings per share were correspondingly 9.6% lower at HK52.66 cents.

Consolidated balance sheet

Assets

Total assets decreased by 7.2% to HK$26,555.2 million mainly due to the decrease in the valuation of investment properties as the Hong Kong property market continues to be weak.

Current liabilities

Current liabilities decreased by HK$1,280.3 million to HK$1,282.2 million mainly due to the HK$2 billion five-year floating rate notes being repaid in March 2002 and reclassification of long-term bank loans of HK$597.8 million due within one year.

Non-current liabilities

The increase in non-current liabilities of HK$1,478.6 million to HK$5,309.6 million reflected the refinancing of the HK$2 billion floating rate notes through the issue of the US$200 million 7% ten-year fixed rate notes under the Medium Term Note (MTN) Programme.

Shareholders funds

Shareholders funds decreased by 10.3% to HK$19,087.0 million principally due to the decrease in property valuation of HK$2,073.2 million, partially offset by profits retained during the year of HK$440.5 million from strong recurring income.

Key financial ratios

Net interest coverage

As of year-end 2002, the net interest coverage ratio (defined as profit from operations before depreciation less dividend and interest income divided by net interest expenses) was 4.7. This is the highest the ratio has been in the past five years principally because of modest debt outstanding and low interest rates.

Net gearing

The year-end 2002 net gearing (defined as gross debt less cash and cash equivalents and marketable securities at year end market value divided by shareholders funds) was 25.7%, which is close to its average for the past five years. The re-investment in the Group's property portfolio, as discussed in the next section, and the downward revaluation of assets are reflected in the gearing rise of the past two years.

Capital expenditure

Investment appraisal

The Group appraises the feasibility and priority of proposed capital expenditure projects based on their strategic importance as well as their ability to improve rental yield or reduce operating cost. Project financial feasibility is generally assessed by net present value and internal rate of return calculated from projected discounted cash flows.

Capital expenditure during 2002

The Group spent HK$399.3 million during the past year. Most of this was incurred for refurbishment of the Group's investment properties, including Bamboo Grove and One Hysan Avenue. In addition, HK$25.0 million were incurred on the China and Singapore projects and HK$9.4 million were spent for upgrades to the Group's computer system.

Capital expenditure funding

Capital expenditures were primarily financed by internally generated funds from operations. With substantial committed banking facilities in place and solid recurrent rental cash flow, the Group is in a strong liquidity position and has sufficient financial resources to satisfy its capital commitments and ongoing working capital requirements.

Contingent liabilities

The Group has provided guarantees for banking facilities granted to associated companies and investee companies. At 31 December 2002, the Group's share of guarantees and counter guarantees amounted to HK$156 million (2001: HK$148 million) and HK$84 million (2001: HK$79 million) respectively.

Financing

Total gross debt was relatively unchanged at HK$5.71 billion versus HK$5.63 billion at 2001 year-end, of which, all were unsecured and over 97% were on a committed basis.

Sources of financing

The Group maintains diversified sources of funding to minimize over-dependence on any one source as well as to reach new investors for the Group's debt instruments, particularly as the Group grows going forward. As of year-end 2002, the mix of funding sources comprised of 60.4% from bank bilateral loans, 34.3% from capital market issuances and 5.3% from syndicated and club loans.

Within the bank segment, the Group maintains bilateral funding relationship with over 15 banks.

Fund raising during 2002

The Group took a major step forward in the process of developing and maintaining access to the international capital markets by launching a MTN Programme, and subsequently issuing in early 2002 US$200 million ten-year inaugural notes on the European and Asian capital markets. The proceeds were used to help repay HK$2 billion five-year floating rate notes that matured later in the year. The new ten-year issuance was well received and established a benchmark for the Group going forward.

During the past year, the Group also refinanced HK$1.2 billion of bank and syndicated loans to take advantage of the current high-liquidity, low-cost banking environment in Hong Kong.

Maturity profile

To improve the tenor matching of assets and liabilities as well as to reduce refinancing risk, the Group during the year moved to a mix of short-term and intermediate-term maturities from a previous dependence on shorter-term instruments. The 2002 year-end maturity profile, as can be seen below, is significantly stronger with little short-term maturity pressure and balanced repayment schedule over the intermediate term.

The maturity profiles of the Group's gross debt at 31 December 2002 and 31 December 2001 are summarised as follows:

	2002 HK$(Million)	2001 HK$(Million)
Repayable within a period		
- Not exceeding 1 year	**737**	2,140
- Between 1 to 2 years	**1,086**	436
- Between 2 to 5 years	**1,618**	2,572
- After 5 years	**2,266**	480
	5,707	5,628

* *Note:* Subsequent to the balance sheet date, a HK$300 million loan originally maturing in 2004 has been prepaid and refinanced by a 7-year bank loan with maturity in 2010.

Credit ratings

The current credit ratings assigned by Moody's and Standard and Poor are Baa1 and BBB respectively. Both investment credit ratings continue to reflect the Group's strong financial position. It should be noted that the Group's rating is to some extent capped by Hong Kong's foreign currency long-term debt ratings of A3 from Moody's and A+ from Standard and Poor.

Financial risk management

The Group's normal business operation involves a number of financial risks and are mitigated and managed as described below.

Liquidity risk

The Group maintains sufficient liquidity at all times to fund its working capital. Liquidity requirements are met by strong recurring cash flows from the investment property portfolio and low-cost standby revolving bank facilities. At year-end 2002, the Group had HK$1,367 million undrawn committed facilities.

Funding risk

The Group maintains diversified sources of funding to reduce the risk of being unable to draw sufficiently from any one source. The diversification includes drawing from international capital markets as well as multiple banks. The latter include banks of various nationalities, including a significant number who have been working with the Group for many years. Standby revolving bank facilities are also maintained to reduce refinancing risk.

Currency risk

The Group aims to have minimal mismatches in currency and does not speculate in currency movements. Over 97% of the Group's assets by value and all rental income

are in Hong Kong and denominated in Hong Kong dollars, the balance is in Singapore dollars and Reminbi corresponding to the Group's property projects in those two countries. At year-end 2002, all of the Group's debts were in Hong Kong dollars with the exception of the US$200 million ten-year notes, which in turn has been hedged by appropriate hedging instruments.

Interest rate risk

The Group manages its interest rate exposure based on interest rate level and outlook as well as potential impact on the Group's financial position arising from volatility. At year-end 2002, 91% of the Group's gross debt were on a floating rate basis, but could change with changes to the interest rate trend going forward. The Group's weighted average cost of borrowing for the past year was 3.65% vis-a-vis 5.81% for 2001.

Credit risk

The Group manages its credit risk mostly on two fronts: rent receivable from tenants and counter-party financial obligations in currency and interest rate derivative contracts. For the former, credit checks are part of the normal leasing process and stringent procedures are in place to deal with delinquent rent (over one month overdue). As of year-end 2002, the amount of delinquent rent was HK$0.8 million or less than 1% of the Group's average monthly rental income. To mitigate counter-party risk, the Group enters into derivative contracts only with sound financial institutions with strong investment-grade credit ratings, limits exposure to each, and monitors each's rating regularly.

All the information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited in due course.
The Annual Report will be dispatched to shareholders and made available on the Company's website at www.hysan.com.hk in late March 2003.

Please also refer to the published version of this announcement in South China Morning Post.